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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10. to Schedule 13D)*

CONSOLIDATED WATER CO. LTD.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G1981E10

(Cusip Number)

J. Bruce Bugg, Jr.
Argyle Partners, Ltd.
NationsBank Plaza
300 Convent Street, Suite 1500
San Antonio, Texas 78205
Tel. No. : (210) 224-1155

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with copies to -
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214)969-2800
July 3, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Amendment No. 10 to Schedule 13D
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
Signature
INDEX TO EXHIBITS
EX-1 Underwriting Agreement

CUSIP No. G1981E10			Page 2 of 6

1.	Name of Reporting Person: Argyle Partners, Ltd		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. G1981E10			Page 3 of 6

1.	Name of Reporting Person: J. Bruce Bugg, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,689

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,689

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.05%

14.	Type of Reporting Person (See Instructions): IN

Amendment No. 10 to Schedule 13D

     This Amendment No. 10 to Schedule 13D is being filed on behalf of Argyle Partners, Ltd., a Texas limited partnership (“Argyle Partners”), and J. Bruce Bugg, Jr. (“Mr. Bugg”), the sole member, Chairman of the Board and Chief Executive Officer of Argyle Investment Co., L.L.C., a Texas limited liability company, being the sole general partner of Argyle Partners, as an amendment to the initial statement on Schedule 13D, relating to Ordinary Shares of Consolidated Water Co. Ltd. purchased by Argyle Partners for the account of Argyle/Cay-Water, Ltd., a Texas limited partnership (“ACWL”), of which Argyle Partners is the sole general partner, as filed with the Securities and Exchange Commission (the “Commission”) on April 21, 1997, amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 29, 1997, amended by Amendment No. 2 to Schedule 13D filed with the Commission on August 4, 1997, amended by Amendment No. 3 to Schedule 13D filed with the Commission on August 9, 1997, amended by Amendment No. 4 to Schedule 13D filed with the Commission on August 26, 1997, amended by Amendment No. 5 to Schedule 13D filed with the Commission on September 5, 1997, amended by Amendment No. 6 to Schedule 13D filed with the Commission on April 2, 1998, amended by Amendment No. 7 to Schedule 13D filed with the Commission on June 9, 1998, amended by Amendment No. 8 to Schedule 13D filed with the Commission on May 9, 2002 and further amended by Amendment No. 9 to Schedule 13D filed with the Commission on March 13, 2003 (as amended, the “Amended Schedule 13D”). The Amended Schedule 13D is hereby further amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer

     Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:

     (a)  As of July 3, 2003, Mr. Bugg beneficially owned 2,689 Ordinary Shares of the Issuer, or 0.05% of the Ordinary Shares outstanding. The number of shares beneficially owned by Mr. Bugg and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Mr. Bugg on July 3, 2003 is based on the 5,475,568 Ordinary Shares of the Issuer, as reported in the Issuer’s Amendment No. 3 to Form F-2 filed with the Commission on June 30, 2003, that were to be outstanding following the completion of the offering contemplated thereby.

     (b)  Mr. Bugg has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the 2,689 Ordinary Shares beneficially owned by him.

     (c)  The transactions in the Issuer’s securities by Argyle Partners since May 3, 2003 are as follows:

Transaction		Quantity	Price per
Date	Buy/Sell	(shares)	Share ($)

7/3/03	Sell	567,662	$14.75

(d)	Not Applicable.

(e)	Each of Argyle Partners and Mr. Bugg ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares of the Issuer on July 3, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Amended Schedule 13D is amended to add the following paragraph to the end thereof:

     ACWL entered into that certain Underwriting Agreement, dated June 30, 2003 (the “Underwriting Agreement”), among the Issuer, ACWL and Janney Montgomery Scott LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters (the “Underwriters”) named on Schedule I of the Underwriting Agreement. Pursuant to the terms of the Underwriting Agreement, the Underwriters purchased 567,662 Ordinary Shares of the Issuer beneficially owned by ACWL and Mr. Bugg, as more fully described therein. A copy of the Underwriting Agreement is attached hereto as Exhibit 1.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

     Exhibit 1 — Underwriting Agreement, dated June 30, 2003, among the Issuer, ACWL and the Underwriters.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2003	ARGYLE PARTNERS, LTD.

	By:	Argyle Investment Co., LLC, as general partner

By:	/s/ J. BRUCE BUGG, JR.
J. Bruce Bugg, Jr., Chairman and Chief Executive Officer

/s/ J. BRUCE BUGG, JR. J. Bruce Bugg, Jr.

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

Exhibit 1	Underwriting Agreement, dated June 30, 2003, among the Issuer, ACWL and the Underwriters.